

08030340

UNITED STATES
ᴜTIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

FEB 2 9 2008

Washington, DC

SEC FILE NUMBER
8- 29149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3135 Easton Turnpike, 3rd Fl./W3B
(No. and Street)

Fairfield   Connecticut   06828
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allen E. Wallace   (203) 373-2934
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – if individual, state last, first, middle name)

3001 Summer Street   Stamford   Connecticut   06927
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

E MAR 2 0 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Allen E. Wallace_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___GE Capital Markets, Inc._____ , as of ___December 31_____, 20 07____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Senior Vice President & Director___ of Compliance
Title

_____
Notary Public

MY COMMISSION EXP OCT. 31, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Financial Statements and Schedule

December 31, 2007

(With Independent Auditors' Report Thereon)



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

The Board of Directors
GE Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of GE Capital Markets, Inc. (a wholly-owned subsidiary of General Electric Capital Corporation) as of December 31, 2007, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GE Capital Markets, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2008

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Financial Condition

December 31, 2007

Assets

Cash and equivalents	$	25,289,647
Investment in money market account (note 1)		175,251,693
Noninterest bearing deposit with the Financial Industry Regulatory Authority, Inc.		76,124
Receivable from Parent, net (note 2)		65,332,637
Other receivables		3,808,024
Securities owned, at fair value (note 5)		18,365,878
Prepaid expenses		693,435
Total assets	$	288,817,438

Liabilities and Stockholder's Equity

Liabilities:

Subordinated borrowings (note 3)	180,000,000
Stockholder's equity (note 4):	
Common stock of $1 par value; authorized and issued 1,000 shares	1,000
Additional paid-in capital	1,499,000
Retained earnings	107,317,438
Total stockholder's equity	108,817,438

Total liabilities and stockholder's equity	$	288,817,438

See accompanying notes to financial statements.

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Income

Year ended December 31, 2007

Revenues:		
Underwriting and placement fees (note 2)	$	15,431,735
Interest on receivable from Parent (note 2)		7,222,507
Interest and dividends		11,742,896
Trading, net		(2,476,347)
Total revenues		31,920,791
Expenses:		
Interest expense (notes 2 and 3)		15,082,380
Registration and license fees		1,523,574
Total expenses		16,605,954
Income before income taxes		15,314,837
Income tax expense (note 2)		6,048,133
Net income	$	9,266,704

See accompanying notes to financial statements.

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2007

Balance at December 31, 2006	$	180,000,000
Increase in subordinated borrowings		--
Balance at December 31, 2007	$	180,000,000

See accompanying notes to financial statements.

4

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2006	$ 1,000	1,499,000	98,050,734	$ 99,550,734
Net income			9,266,704	9,266,704
Balance at December 31, 2007	$ 1,000	1,499,000	107,317,438	$ 108,817,438

See accompanying notes to financial statements.

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	9,266,704
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of securities licenses		504,925
Increase in noninterest bearing deposit with the Financial Industry Regulatory Authority		(30,528)
Increase in securities owned at fair value		(18,319,693)
Increase in prepaid expenses		(702,601)
Decrease in investment in money market account		10,415,836
Decrease in other receivables		8,745,069
Decrease in receivable from Parent, net		1,955,170
Net cash provided by operating activities		11,834,882
Net change in cash		11,834,882
Cash at beginning of year		13,454,765
Cash at end of year	$	25,289,647

Supplemental disclosure of cash flow information:
No cash was paid directly by the Company during 2007 for interest or income taxes (see note 2).

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GE Capital Markets, Inc. (the Company) is a wholly-owned subsidiary of General Electric Capital Corporation (GECC or the Parent). The Company was incorporated on February 15, 1983 to provide various investment banking services and is a registered broker and dealer in securities registered under the Securities Exchange Act of 1934. The Company's principal operations consist of (i) developing new sources of debt finance, (ii) providing debt placement services and (iii) arranging debt syndications. These activities are primarily performed on behalf of GECC and its affiliates.

(b) Investment in Money Market Account

The investment in money market account, which represents institutional shares in a cash management fund and is payable on demand, is carried at cost which approximates fair value.

(c) Securities Owned

Marketable securities are recorded at market value with changes in fair value recorded in trading, net during the current period. Marketable securities are generally valued at quoted market prices.
When quoted prices of marketable securities are not readily available, actual or quoted prices of comparable securities or investor or market-related information is used as a basis in determining current market value.

(d) Income Taxes

General Electric Company, the ultimate parent of GECC, files a consolidated U.S. federal income tax return which includes the Company's results of operations. The Parent allocates to the Company an amount of income tax expense or benefit attributable to the Company's stand-alone operations as though the Company filed separate income tax returns determined in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The outstanding balances of current and deferred income taxes payable are included in receivable from Parent, net (see note 2).

(e) Underwriting and Placement Fees

The Company earns placement fee revenue by facilitating and executing debt placement, syndication and other sources of debt financing. Fees are recognized as income when earned, which is generally when related services have been completed. Underwriting fees, net of syndicate expenses, arise from securities offerings in which the Company acts as an underwriter (co-manager) or agent. Underwriting and placement fees are recorded at the time the underwriting is completed and the income is reasonably determined.

(f) Use of Estimates

Preparing financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts and related disclosure. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company has, from time to time, performed services for affiliates for which the Company has received no compensation and incurred no direct costs. In such situations, the financial effects of these transactions are fully absorbed by GECC and, therefore, are not reflected in the Company's financial statements. Additionally, expenses relating to occupancy, compensation, benefits and other costs are incurred by GECC on behalf of the Company. No separate management fee is charged to the Company in respect of these items. Because of these transactions and the significance of activities performed on behalf of GECC, the Company's financial position and results of operations would be different if it operated independently of GECC.

The balance of the receivable from Parent, net includes cash deposited with the Parent resulting from commissions and fees earned, net of balances due from the Company to GECC, has no fixed maturity and earns interest at a stated intercompany loan rate set by GECC Treasury, which averaged approximately 5.575% during the year. The accrued interest payable associated with the $180,000,000 subordinated borrowings amounted to $6,060,436 at December 31, 2007 and is netted against the receivable from Parent, net. Expenses recognized by the Company, including state and federal income taxes and other expense assessments, are paid by the Parent on behalf of the Company and settled periodically as a reduction of the intercompany receivable. As of December 31, 2007, the Company has accumulated federal and state current taxes payable of $5,851,057 and $188,304 respectively, and federal and state deferred tax assets of $827,111 and $109,306 respectively, included within the balance of the receivable from Parent, net.

(3) Subordinated Borrowing

The Company has $180 million of subordinated borrowings outstanding with its Parent under a subordinated note agreement, which is due on August 12, 2009, and bears interest at 3 month LIBOR plus 85bps, which at December 31, 2007 was 6.08%.

The Company also has a revolving subordinated credit agreement for $420 million with its Parent with a scheduled maturity date of August 13, 2008. The agreement provides for interest on outstanding borrowings to be 3 month LIBOR plus 80bps and 5bps on the unused commitment. As of December 31, 2007, this credit facility was not drawn-down.

The subordinated note and the revolving subordinated credit agreement have been approved by the Financial Industrial Regularity Authority ("FINRA") for use by the Company in computing its net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(4) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the aggregate indebtedness method. Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

(Continued)

Also, the Company may be required to reduce its business or may be prohibited from expanding its business if its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

The Company is exempt from Rule 15c3-3, pursuant to section (k)(2)(ii) of the Rule which requires all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

In addition, as a securities broker and dealer, the SEC requires the Company to maintain a minimum net capital level that is the greater of $100,000 or 6 2/3% of total aggregate indebtedness. At December 31, 2007, the Company had net capital of $191,038,969 computed in accordance with Rule 15c3-1, which was $190,634,940 in excess of the minimum net capital requirement.

(5) Securities owned

At December 31, 2007, securities owned consist of securities at fair value, as follows:

	Fair Value
Equity Securities	$ 74,235
Warrants	$ 1,025,333
Debt Securities	$ 17,266,310
Total	$ 18,365,878

(Continued)

GE CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of General Electric Capital Corporation)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2007

Computation of Net Capital

Total ownership equity from statement of financial condition	$	108,817,438
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		108,817,438
Liabilities subordinated to claims of general creditors allowable in computation of net capital		180,000,000
Total capital and allowable subordinated liabilities		288,817,438
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		75,970,657
Net capital before haircuts on securities positions and other charges		212,846,781
Haircuts on securities		21,807,812
Net capital	$	191,038,969

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	6,060,436
Percentage of aggregate indebtedness to net capital		3.2%

Computation of Basic Net Capital Requirement

Minimum dollar net capital required (calculated as 6-2/3% of total aggregate indebtedness)	$	404,029
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	100,000
Net capital requirement	$	404,029
Excess net capital	$	190,634,940

Note: There are no material differences between the above computation and the Company's calculation which was included in Part IIA of Form X-17A-5 as of December 31, 2007, as filed on January 25, 2008.

See accompanying independent auditors' report.



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
GE Capital Markets, Inc.:

In planning and performing our audit of the financial statements of GE Capital Markets, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

